Exhibit (99)
WACHOVIA AND GOLDEN WEST
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
     The following unaudited pro forma condensed combined financial information and explanatory notes are presented to show the impact of the October 1, 2006, merger between Wachovia Corporation (“Wachovia”) and Golden West Financial Corporation (“Golden West”) (the “Merger”) on our companies’ historical financial positions and results of operations under the purchase method of accounting. Under this method of accounting, the assets and liabilities of the company not surviving the merger are, as of the effective date of the merger, recorded at their respective fair values and added to those of the surviving corporation. The unaudited pro forma condensed combined financial information combines the historical financial information of Wachovia and Golden West as of and for the nine months ended September 30, 2006, and for the year ended December 31, 2005. The unaudited pro forma condensed combined balance sheet at September 30, 2006, assumes the Merger was completed on that date. The unaudited pro forma condensed combined statements of income give effect to the Merger as if the Merger had been completed at the beginning of each period presented.
     The Merger provides for the right of each Golden West shareholder to receive (A) a number of shares of Wachovia common stock equal to the product of (i) 1.365 times (ii) 77% times (iii) the number of shares of Golden West common stock held by such holder of record, and (B) an amount in cash equal to the product of (i) $81.07 times (ii) 23% times (iii) the number of shares of Golden West common stock held by such holder of record, based on the number of shares of Golden West common stock held by such holder on the record date. The unaudited pro forma condensed combined financial information is based on, and derived from, and should be read in conjunction with the historical consolidated financial statements and the related notes of both Wachovia and Golden West.
     The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and is not necessarily indicative of the operating results that would have occurred or financial position if the Merger had been completed during the period or as of the date for which the pro forma data are presented, nor is it necessarily indicative of future operating results or financial position of the combined company.

SELECTED PRO FORMA CONDENSED COMBINED CONSOLIDATED BALANCE SHEET
OF WACHOVIA AND GOLDEN WEST

	September 30, 2006
		Golden	Pro Forma	Pro Forma
(In millions, except per share data)	Wachovia	West	Adjustments	Combined

ASSETS
Cash and due from banks	$11,850	441	—	12,291
Interest-bearing bank balances	5,270	—	—	5,270
Federal funds sold and securities purchased under resale agreements	18,497	1,789	—	20,286

Total cash and cash equivalents	35,617	2,230	—	37,847

Trading account assets	43,904	—	—	43,904
Securities available for sale	107,826	19	—	107,845
Mortgage-backed securities held to maturity, at cost	—	268	—	268
Loans, net of unearned income	290,759	124,639	—	415,398
Allowance for loan losses	(3,004)	(303)	—	(3,307)

Loans, net	287,755	124,336	—	412,091

Loans held for sale	9,039	194	—	9,233
Premises and equipment	5,536	413	—	5,949
Due from customers on acceptances	1,200	—	—	1,200
Goodwill	23,535	—	13,616	37,151
Other intangible assets	1,355	—	1,849	3,204
Other assets	44,155	2,772	—	46,927

Total assets	$559,922	130,232	15,465	705,619

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits
Noninterest-bearing deposits	63,880	33	—	63,913
Interest-bearing deposits	259,418	66,607	—	326,025

Total deposits	323,298	66,640	—	389,938
Short-term borrowings	58,749	5,723	—	64,472
Bank acceptances outstanding	1,213	—	—	1,213
Trading account liabilities	19,553	—	—	19,553
Other liabilities	16,513	1,331	838	18,682
Long-term debt	86,419	46,819	5,780	139,018

Total liabilities	505,745	120,513	6,618	632,876

Minority interest in net assets of consolidated subsidiaries	2,997	—	—	2,997

STOCKHOLDERS’ EQUITY
Dividend Equalization Preferred shares	—	—	—	—
Non-Cumulative Perpetual Class A Preferred Stock	—	—	—	—
Common stock	5,271	31	1,054	6,356
Paid-in capital	34,276	417	17,064	51,757
Retained earnings	12,696	9,270	(9,270)	12,696
Accumulated other comprehensive income, net	(1,063)	1	(1)	(1,063)

Total stockholders’ equity	51,180	9,719	8,847	69,746

Total liabilities and stockholders’ equity	$559,922	130,232	15,465	705,619

SELECTED PRO FORMA CONDENSED COMBINED CONSOLIDATED SUMMARIES OF INCOME
OF WACHOVIA AND GOLDEN WEST

	Nine Months Ended September 30, 2006
		Golden	Pro Forma	Pro Forma
(In millions, except per share data)	Wachovia	West	Adjustments	Combined

CONSOLIDATED SUMMARIES OF INCOME
Interest income	$21,895	6,496	—	28,391
Interest expense	11,223	3,840	258	15,321

Net interest income	10,672	2,656	(258)	13,070
Provision for credit losses	228	9	—	237

Net interest income after provision for credit losses	10,444	2,647	(258)	12,833
Securities gains (losses)	71	376	—	447
Fee and other income	10,494	114	—	10,608
Merger-related and restructuring expenses	130	—	—	130
Other noninterest expense	12,415	1,246	252	13,913
Minority interest in income of consolidated subsidiaries	289	—	—	289

Income before income taxes	8,175	1,891	(510)	9,556
Income taxes	2,685	625	(199)	3,111

Net income	$5,490	1,266	(311)	6,445

PER COMMON SHARE DATA
Basic earnings	$3.49	4.10	—	3.40
Diluted earnings	$3.43	4.06	—	3.34
AVERAGE COMMON SHARES OUTSTANDING
Basic	1,571	309	16	1,896
Diluted	1,600	312	16	1,928

SELECTED PRO FORMA CONDENSED COMBINED CONSOLIDATED SUMMARIES OF INCOME
OF WACHOVIA AND GOLDEN WEST

	Year Ended December 31, 2005
		Golden	Pro Forma	Pro Forma
(In millions, except per share data)	Wachovia	West	Adjustments	Combined

CONSOLIDATED SUMMARIES OF INCOME
Interest income	$23,689	6,200	317	30,206
Interest expense	10,008	3,265	344	13,617

Net interest income	13,681	2,935	(27)	16,589
Provision for credit losses	249	8	—	257

Net interest income after provision for credit losses	13,432	2,927	(27)	16,332
Securities gains	89	11	—	100
Fee and other income	12,130	451	(317)	12,264
Merger-related and restructuring expenses	292	—	—	292
Other noninterest expense	15,555	963	336	16,854
Minority interest in income of consolidated subsidiaries	342	—	—	342

Income from continuing operations before income taxes	9,462	2,426	(680)	11,208
Income taxes	3,033	940	(265)	3,708

Income from continuing operations	$6,429	1,486	(415)	7,500

PER COMMON SHARE DATA
Income from continuing operations
Basic	$4.13	4.83	—	3.99
Diluted	$4.05	4.77	—	3.92
AVERAGE COMMON SHARES OUTSTANDING
Basic	1,556	307	16	1,879
Diluted	1,585	312	16	1,913

NOTES TO WACHOVIA AND GOLDEN WEST UNAUDITED PRO FORMA CONDENSED
COMBINED FINANCIAL INFORMATION
WACHOVIA AND GOLDEN WEST
Nine Months Ended September 30, 2006
Year Ended December 31, 2005
(Unaudited)

NOTE 1: BUSINESS COMBINATION
     The Merger will be accounted for using the purchase method of accounting, and accordingly, the assets and liabilities of Golden West will be recorded at their respective fair values at October 1, 2006, the date the Merger was completed. The shares of Wachovia common stock issued to effect the Merger will be recorded at $55.69 per share which is based on the weighted average of Wachovia’s closing prices per share for a period beginning two trading days before the announcement of the Merger and ending two trading days after the Merger announcement (which includes the day of announcement).
     The pro forma financial information includes estimated adjustments to record certain assets and liabilities of Golden West at their respective fair values. The pro forma adjustments included herein are subject to updates as additional information becomes available and as additional analyses are performed. Certain other assets and liabilities of Golden West, principally loans and borrowings, will also be subject to adjustment at their respective fair values. Pending more detailed analyses, no pro forma adjustments are included herein for these assets and liabilities. Additionally, pending further analyses, no pro forma adjustments have been included to reflect the treatment of Golden West’s allowance relating to nonperforming loans.
     We expect to realize increased revenue and reduced operating expenses following the Merger which are not reflected in this pro forma financial information. No assurance can be given with respect to the ultimate level of such increased revenue and reduced operating expenses.
     The final allocation of the purchase price will be determined after thorough analyses to determine the fair values of Golden West’s tangible and identifiable intangible assets and liabilities at October 1, 2006. Any change in the fair value of the net assets of Golden West will change the amount of the purchase price allocable to goodwill. The final adjustments may be materially different from the unaudited pro forma adjustments presented herein.
     The goodwill recorded in connection with the Merger is not subject to amortization and none is deductible for tax purposes. The customer relationships and deposit base intangibles will be amortized over their estimated economic life using an accelerated method. Any additional intangibles that are identified in connection with the Merger will be amortized in accordance with the provisions of SFAS No. 142, such that any with an indefinite life will not be subject to amortization, and any with a finite economic life will be amortized over the estimated useful life.
     Wachovia is in the process of determining the appropriate methodology to allocate the goodwill, and customer relationships and deposit base intangibles to reportable segments, which include the General Bank, Capital Management, Wealth Management, and the Corporate and Investment Bank, and expects to complete the analysis by December 31, 2006.
NOTE 2: PRO FORMA FINANCIAL INFORMATION
     The pro forma financial information for the Merger is included as of and for the nine months ended September 30, 2006, and for the year ended December 31, 2005. The pro forma adjustments in the pro forma financial statements reflect the right of each Golden West shareholder to receive (A) a number of shares of Wachovia common stock equal to the product of (i) 1.365 times (ii) 77% times (iii) the number of shares of Golden West common stock held by such holder of record, and (B) an amount in cash equal to the product of (i) $81.07 times (ii) 23% times (iii) the number of shares of Golden West common stock held by such holder of record, based on the number of shares of Golden West common stock that were outstanding at September 30, 2006. Based on these assumptions, the cash component of the Merger consideration is approximately $5.8 billion in the aggregate. The unaudited pro forma financial information presented in the pro forma financial statements is not necessarily indicative of the results of operations in future periods or the future financial position of Wachovia.

     The pro forma balance sheet adjustments reflect the addition of 326 million shares of Wachovia common stock with an aggregate par value of $1.1 billion, an increase in paid-in capital of $17.1 billion for the excess of the fair value of the shares over the par value, and goodwill, customer relationships and deposit base premium of $13.6 billion, $925 million and $924 million, respectively. Also included in the pro forma balance sheet adjustments is an increase in other liabilities of $838 million, which includes exit cost purchase accounting accruals of $192 million and deferred income taxes of $646 million. Wachovia has estimated a tangible capital to tangible asset ratio of 4.5% immediately following the Merger. In estimating such ratio following the Merger, Wachovia expects that Golden West will have approximately $3.9 billion of excess capital immediately prior to the time of the Merger. Such excess capital will be utilized to pay a part of the cash component of the Merger consideration discussed above. While Wachovia has assumed such excess capital will be available upon the Merger, Wachovia has not assumed that the excess capital will be in the form of cash necessary to pay the cash component of the Merger consideration. Therefore, the pro forma balance sheet adjustments reflect an increase in long-term debt of $5.8 billion related to funding the cash component to be paid to each Golden West shareholder.
     The pro forma income statement adjustments for the year ended December 31, 2005, include certain reclassifications to Golden West’s prior year financial statements to conform to current year presentation. Specifically, prepayment fees and late charges related to Golden West’s loan portfolio were reclassified from fees and other income to interest income. As a result of these reclassifications, interest income increased by $317 million and fee and other income decreased by $317 million. These reclassifications had no effect on income from continuing operations.
     Golden West stock options will be exchanged for stock options of Wachovia with the number of options and the option price adjusted for the 1.365 exchange ratio. Unvested Golden West stock options at the time the Merger is completed will be accelerated to vest at the time the Merger is completed. Vested employee stock options issued by Wachovia in exchange for options held by employees of Golden West are considered part of the purchase price, and accordingly, the purchase price includes an estimated fair value of employee stock options of $421 million.
     The fair value of Wachovia options that will be issued in exchange for Golden West options was estimated by using the greater of the intrinsic value or the Black-Scholes option pricing model with market assumptions. Option pricing models require the use of highly subjective assumptions, including expected stock price volatility, which if changed can materially affect fair value estimates. The more significant assumptions used in estimating the fair value of the Wachovia stock options to be issued in exchange for Golden West stock options include a risk-free interest rate of 4.99% to 5.06%, a dividend yield of 3.66%, volatility of the Golden West’s common stock of 18.87% and a weighted average expected life of 4.0 years to 7.0 years.
     The exit cost liabilities assumed in the Merger consist principally of personnel-related costs which include involuntary termination benefits for employees severed in connection with the Merger as well as relocation costs for continuing employees, costs to cancel contracts that will provide no future benefit to Wachovia and occupancy-related costs representing the present value of future lease payments of lease cancellation penalties for space vacated in connection with the Merger. The $192 million includes only those costs associated with the company not surviving the Merger.
NOTE 3: PURCHASE PRICE AND GOODWILL
     The computation of the purchase price, the allocation of the purchase price to the net assets of Golden West based on fair values estimated at September 30, 2006, the estimated customer relationships intangible, the basis for determining the amount of deposit base premium allocated to the purchase price and the resulting amount of goodwill follows.

		September 30,
(In millions)		2006

Purchase price
Exchange ratio	1.365
Times 77 percent	0.77%

Equivalent exchange ratio	1.05105
Golden West — net shares outstanding, September 30, 2006	310

Total	326
Purchase price per Golden West common share	$55.69

Incremental purchase price based on exchange ratio		$18,145
Cash price	$81.07
Times 23 percent	0.23%

Equivalent cash price	$18.6461
Golden West — net shares outstanding, September 30, 2006	310

Incremental purchase price based on cash payment		5,780
Fair value of outstanding Golden West employee and non-employee stock options		421

Total purchase price		24,346
Net assets acquired
Golden West stockholders’ equity		(9,719)

Excess of purchase price over carrying amount of net assets acquired		14,627
Estimated adjustments to reflect net assets acquired at fair value
Estimated amounts allocated to liabilities assumed in the purchase business combination
Personnel-related	$71
Occupancy and equipment	54
Deferred income taxes	646
Other liabilities	$67

Total		838
Fair value adjustment to long-term debt
Estimated customer relationships		(925)
Estimated deposit base intangible		(924)

Goodwill		$13,616

NOTE 4: PRO FORMA CONSOLIDATED BALANCE SHEET ADJUSTMENTS
     The pro forma adjustments related to the pro forma consolidated balance sheet at September 30, 2006, are presented below.

		September 30,
(In millions, except per share data)		2006

Goodwill		$13,616

Other intangible assets adjustment
Customer relationships		925
Deposit base intangible		924

Other intangible assets adjustment, net		1,849

Total		$15,465

Other liabilities
Personnel-related		71
Occupancy-related		54
Other		67

Total exit cost purchase accounting adjustments		192
Deferred income taxes		646

Total other liabilities adjustment		838

Long-term debt
Cash portion of purchase price		5,780

Total long-term debt adjustment		5,780

Total liabilities adjustment		6,618

Stockholders’ equity
Common stock adjustment
Shares of common stock to be issued	326
Par value	$3.33	1,085

Less Golden West common stock		(31)

Common stock adjustment		1,054

Paid-in capital adjustment
Purchase price — Golden West common shares		18,145
Fair value of outstanding employee stock options		421
Golden West retained earnings		9,270
Golden West accumulated other comprehensive income		1
Golden West stockholders’ equity		(9,719)
Common stock adjustment		(1,054)

Paid-in capital adjustment		17,064

Retained earnings adjustment
Elimination of Golden West retained earnings		(9,270)

Retained earnings adjustment		(9,270)

Elimination of Golden West accumulated other comprehensive income		(1)

Stockholders’ equity adjustment		8,847

Total		$15,465

NOTE 5: PRO FORMA CONSOLIDATED STATEMENTS OF INCOME ADJUSTMENTS
     The following pro forma adjustments related to the unaudited pro forma combined condensed statements of income reflect interest expense at an estimated current annual rate of 6 percent related to the cash payment of $5.8 billion to the holders of Golden West common stock and amortization on a ten-year sum-of-the-years’ digits method for the customer relationships and deposit base intangibles.

	Nine
	Months	Year
	Ended	Ended
	September 30,	December 31,
(In millions)	2006	2005

Interest income adjustment
Interest income	$—	317

Total interest income adjustment	—	317

Interest expense adjustment
Interest expense	258	344

Total interest expense adjustment	258	344

Net interest income adjustment	(258)	(27)

Fee and other income adjustment
Fee and other income	—	(317)

Total fee and other income adjustment	—	(317)

Other noninterest expense adjustment
Other intangible amortization	252	336

Total noninterest expense adjustment	252	336

Reduction in income from continuing operations before income taxes	(510)	(680)

Income tax adjustment
Interest expense	258	344
Other intangible amortization	252	336

Total	(510)	(680)
Income tax rate	0.39%	0.39

Total income tax adjustment	(199)	(265)

Reduction in income from continuing operations	$(311)	(415)

NOTE 6: OTHER BUSINESS COMBINATIONS
     On March 1, 2006, Wachovia completed the merger with Westcorp and WFS Financial Inc (“WFS”), a California-based auto loan originator business. The terms of this transaction called for Wachovia to exchange 1.2749 shares of Wachovia common stock for each share of Westcorp common stock and 1.4661 shares of Wachovia common stock for each share of WFS common stock. Based on the weighted average of Wachovia’s closing prices per share for a period beginning two trading days before the announcement of the merger and ending two trading days after the merger announcement of $49.60 (which includes the day of announcement), the transaction was valued at $3.8 billion. Wachovia recorded preliminary fair value and exit cost purchase accounting adjustments of $341 million along with dealer relationships and deposit base intangibles of $405 million. Based on Westcorp tangible stockholders’ equity of $1.9 billion, this resulted in preliminary goodwill of $1.5 billion at June 30, 2006. Westcorp reported assets of $17.0 billion and net income of $257 million as of and for the year ended December 31, 2005. Wachovia’s historical financial information for the nine months ended September 30, 2006, includes this acquisition as of and for the seven months ended September 30, 2006, and the pro forma consolidated financial statements presented herein are not adjusted for this acquisition on a pro forma basis.
     At various times during the periods presented herein, Wachovia has also acquired in the aggregate immaterial businesses or portions of businesses which are included only from each date of completion.

NOTE 7: COST OF DEPOSITS FOR SUBSIDIARIES OF GOLDEN WEST
     The weighted average cost of deposits for subsidiaries of Golden West at September 30, 2006, at December 31, 2005, and at September 30, 2005, is presented below.

	September 30, 2006		December 31, 2005		September 30, 2005
(In millions)	Rate	Amount	Rate	Amount	Rate	Amount

Deposits
Interest-bearing checking accounts	1.61%	$3,972	1.69%	$4,916	1.68%	$4,845
Savings accounts	3.03	9,764	2.20	14,141	1.93	14,633
Term certificate accounts with original maturities of
4 weeks to 1 year	5.12	40,024	3.77	28,957	3.54	26,908
1 to 2 years	4.70	9,534	3.87	8,082	3.42	7,822
2 to 3 years	3.62	674	2.90	1,087	2.73	1,169
3 to 4 years	3.36	596	3.05	729	3.00	786
4 years and over	4.33	2,063	4.33	2,227	4.34	2,244
Retail jumbo certificates of deposits	0.88	13	1.31	19	1.32	22

Total	4.49%	$66,640	3.24%	$60,158	2.97%	$58,429